EXHIBIT 99.2

RESULT OF EXTRAORDINARY GENERAL MEETING (ASX REPORT)

MUFG Corporate Markets

A division of MUFG Pension & Market Services

NOVONIX LIMITED

EXTRAORDINARY GENERAL MEETING

Monday, 08 September, 2025

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (Open Votes)	Abstain	For	Against	Abstain **	Result
1	RATIFICATION OF ISSUE OF FIRST TRANCHE CONVERTIBLE DEBENTURES	NA	180,608,083 93.75%	10,852,447 5.63%	1,192,495 0.62%	148,029	185,213,722 94.01%	11,802,447 5.99%	148,029	Carried
2	RATIFICATION OF ISSUE OF INTEREST EQUITY SHARES TO YORKVILLE	NA	179,597,711 93.23%	11,854,987 6.15%	1,187,625 0.62%	160,731	185,148,480 93.98%	11,854,987 6.02%	160,731	Carried
3	APPROVAL OF ISSUE OF SECOND TRANCHE CONVERTIBLE DEBENTURES	NA	175,018,444 90.85%	16,439,771 8.53%	1,190,495 0.62%	152,344	180,572,083 91.66%	16,439,771 8.34%	152,344	Carried
4	APPROVAL OF ISSUE OF ADDITIONAL TRANCHE CONVERTIBLE DEBENTURES	NA	174,312,456 90.49%	17,070,101 8.86%	1,240,495 0.64%	178,002	178,966,095 90.85%	18,020,101 9.15%	178,002	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 08/09/2025 10:02:23 AM This report was produced from the MUFG Pension & Market Services Meeting System Page 1 of 1